FORM 18-K/A
AMENDMENT NO. 3
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
ANNUAL REPORT
of
EXPORT DEVELOPMENT CANADA
(An agent of Her Majesty in right of Canada)
(Name of Registrant)
Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A
     Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:
HIS EXCELLENCY THE HONOURABLE MICHAEL H. WILSON
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

ROBERT W. MULLEN, JR.	BRIAN LAFFIN
Milbank, Tweed, Hadley & McCloy LLP	Vice-President and Treasurer
1 Chase Manhattan Plaza	Export Development Canada
New York, N.Y. 10005	151 O’Connor Street
Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 3 to its annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
ex-99.5
EX-99.6
EX-99.7
EX-99.8

     This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2007 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement dated as of March 19, 2009 between EDC and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of March 11, 2009 between EDC and Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. International plc and The Toronto-Dominion Bank, as representatives of the several underwriters, (iii) the Opinion and Consent of Senior Legal Counsel of EDC and (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for EDC, all of which were prepared in connection with the offering of U.S. $1,500,000,000 2.375% United States Dollar Bonds due March 19, 2012 (the “Bonds”) described in its Prospectus Supplement dated March 11, 2009 (the “Prospectus Supplement”) to its Prospectus dated January 15, 2008 (the “Basic Prospectus”).
     That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 333-148248. Such portion is not expected to exceed an aggregate principal amount of U.S. $805,000,000. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus, an aggregate of U.S. $1,603,340,700 will remain registered on Registration Statement No. 333-148248.
     The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2007, as hereby amended, are as follows:
(1)	Supplemental Export Development Canada Information (previously filed).

(2)	Consent of the Auditor General of Canada (previously filed).

(3)	Export Development Canada’s 2007 Annual Report (previously filed).

(4)	Auditor General Power of Attorney (previously filed).

(5)	Fiscal Agency Agreement.

(6)	Underwriting Agreement.

(7)	Opinion and Consent of Senior Legal Counsel of EDC.

(8)	Consent of Milbank, Tweed, Hadley & McCloy LLP.
     It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee	U.S. $24,714
Legal	60,000
Miscellaneous Expenses	15,286
U.S. $100,000

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number three to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 18th day of March, 2009.

Export Development Canada
/s/ Brian Laffin
Brian Laffin
Vice-President and Treasurer

EXHIBIT INDEX
(1)	Supplemental Export Development Canada Information (previously filed).

(2)	Consent of the Auditor General of Canada (previously filed).

(3)	Export Development Canada’s 2007 Annual Report (previously filed).

(4)	Auditor General Power of Attorney (previously filed).

(5)	Fiscal Agency Agreement.

(6)	Underwriting Agreement.

(7)	Opinion and Consent of Senior Legal Counsel of EDC.

(8)	Consent of Milbank, Tweed, Hadley & McCloy LLP.